Exhibit 99.1

Media Advisory - Oncolytics Biotech® Inc. Announces Management Team Changes

CALGARY, Nov. 2, 2016 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) today announced that Brad Thompson Ph.D. has stepped down as President and Chief Executive Officer of Oncolytics effective immediately. The Company's Chief Operating Officer, Matt Coffey Ph.D., M.B.A., has been appointed Interim President and Chief Executive Officer while the Company conducts a search for Dr. Thompson's replacement.

Dr. Thompson, along with Dr. Coffey, has led Oncolytics for 18 years since it was founded. Wayne Pisano, Chairman of the Board of Directors of Oncolytics, credited Dr. Thompson for advancing the Company's lead candidate REOLYSIN® in multiple cancer indications and, in particular, for the recent progress in lung, multiple myeloma and colorectal cancers.

"Dr. Thompson has been instrumental in the development of our Company and the progress we have seen in taking REOLYSIN® into multiple Phase 2 clinical trials," said Mr. Pisano. "On behalf of the Board of Directors, I would like to thank Brad for his dedication and leadership."

The Oncolytics Board of Directors is confident that Dr. Coffey will provide strong leadership and continue the development of REOLYSIN® during the interim period until a new chief executive is announced. The Board will be engaging an executive recruitment firm to assist it in this search process.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including the impact on Oncolytics and its clinical program of the change in senior management of Oncolytics and the ability of Oncolytics to successfully identify and hire a new chief executive, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: PLEASE CONTACT: NATIONAL Equicom, Nick Hurst, 320 Front Street W, Suite 1600, Toronto, Ontario, M5V 3B6, Tel: 416.586.1942, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 18:30e 02-NOV-16